[redacted]

11022091

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAY 23 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28916

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04-1-2010 (MM/DD/YY) AND ENDING 03-31-2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORRIS GROUP INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8250 HAVERSTICK Rd. #250
(No. and Street)

INDIANAPOLIS (City) IN (State) 46240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA INC dba EWARD OPPERMAN CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH St (Address) LAFAYETTE (City) IN (State) 47905 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 7/15

OATH OR AFFIRMATION

I, John B Simmons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morris Group Inc, as of 03-31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres

Title

JOHN R. SIMMONS
Notary Public, State of Indiana
Marion County
Commission # 603508
My Commission Expires
March 25, 2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*******For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORRIS GROUP, INC.

TABLE OF CONTENTS

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
& BUSINESS CONSULTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

MORRIS GROUP, INC.

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
MORRIS GROUP, INC.
Indianapolis, Indiana

We have audited the accompanying balance sheet of Morris Group, Inc., as of March 31, 2011 and the related statements of income, stockholders' equity and comprehensive income, and cash flows for the year then ended. Morris Group, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morris Group, Inc., as of March 31, 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Morris Group, Inc.'s internal control over financial reporting as of March 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 13, 2011 expressed an unqualified opinion.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
May 13, 2011

MORRIS GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
As of March 31, 2011 AND 2010

		2011		2010
ASSETS				
Cash and cash equivalents	$	52,466	$	31,140
Accounts receivable		19,119		15,742
Investments		6,875		5,105
TOTAL ASSETS	$	78,460	$	51,987

LIABILITIES AND STOCKHOLDERS' EQUITY

		2011		2010
LIABILITIES				
Accounts payable	$	25,814	$	16,011
Accrued liabilities		1,409		1,307
TOTAL LIABILITIES		27,223		17,318
STOCKHOLDERS' EQUITY				
Common Stock (Par value $1, authorized 1,000 shares, issued and outstanding: 1,000 in 2009 and 2008)	$	1,000	$	1,000
Additional Paid In Capital		6,100		6,100
Retained Earnings		44,137		27,569
TOTAL STOCKHOLDERS' EQUITY		51,237		34,669
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	78,460	$	51,987

The accompanying notes are an integral part of the financial statements.

MORRIS GROUP, INC.
STATEMENT OF INCOME
FOR THE PERIOD ENDED MARCH 31, 2011 AND 2010

	2011	2010
REVENUE		
Commissions and fees	$ 681,690	$ 596,520
Other income	1,770	-
TOTAL REVENUE	$ 683,460	$ 596,520
EXPENSES		
Commissions	$ 534,233	$ 461,038
Salary	60,478	51,950
Advisory service fee	6,000	6,000
Payroll taxes	5,049	4,373
Contract labor	244	244
Dues, fees, permits and subscriptions	10,650	8,339
Insurance	9,311	12,522
Sales expense	2,635	426
Professional fees	5,700	960
Other expenses	592	768
TOTAL EXPENSES	634,892	546,620
NET INCOME	$ 48,568	$ 49,900

The accompanying notes are an integral part of the financial statements.

MORRIS GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD ENDED MARCH 31, 2011 AND 2010

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at April 1, 2009	**$ 1,000**	**$ 6,100**	**$ (14,331)**	**$ (7,231)**
Additional Paid In Capital	-	-	-	-
Stock Issue	-	-	-	-
Purchase of Shares	-	-	-	-
Distributions			(8,000)	(8,000)
Net Income	-	-	49,900	49,900
Balance at March 31, 2010	**$ 1,000**	**$ 6,100**	**$ 27,569**	**$ 34,669**
Balance at April 1, 2010	**$ 1,000**	**$ 6,100**	**$ 27,569**	**$ 34,669**
Additional Paid In Capital	-	-	-	-
Stock Issue	-	-	-	-
Purchase of Shares	-	-	-	-
Distributions			(32,000)	(32,000)
Net Income	-	-	48,568	48,568
Balance at March 31, 2011	**$ 1,000**	**$ 6,100**	**$ 44,137**	**$ 51,237**

The accompanying notes are an integral part of the financial statements.

MORRIS GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED MARCH 31, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 48,568	$ 49,900
(Increase) decrease in operating assets:		
Accounts receivable	(3,377)	5,832
Increase (decrease) in operating liabilities:		
Accounts payable	9,803	(4,836)
Accrued expenses	102	(48)
Net Cash Provided by (Used in) Operating Activities	55,096	50,848
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from the sale of investments	(1,770)	769
Net Cash Provided by (Used in) Investing Activities	(1,770)	769
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder distributions	(32,000)	(46,000)
Net Cash Provided by (Used in) Financing Activities	(32,000)	(46,000)
Net increase (decrease) in cash	21,326	5,617
Cash - beginning of year	31,140	25,523
Cash - end of year	$ 52,466	$ 31,140

The accompanying notes are an integral part of the financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Morris Group, Inc. (the Firm) was incorporated on October 22, 1982 under the Indiana General Corporation Act, as amended, for the primary purpose of engaging in the sale of Direct Participation Programs and doing business as a $5,000 broker-dealer. The Firm is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC)

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of March 31, 2011 and 2010.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits for both years.

e. Accounts Receivable—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Property, Plant, Equipment and Depreciation—Property and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods of depreciation. Depreciation expense amounted to $0 for each year ended March 31, 2011 and 2010. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

g. Advertising—The Firm's advertising costs are expensed as incurred. During the period under audit no advertising costs were incurred.

h. Compensated Absences—The Firm's employees are entitled to paid vacation, paid sick days and personal days off, depending on job descriptions, length of service, and other factors. It is impractical to estimate the amount of compensation for future services and, accordingly, no liability has been recorded in the accompanying financial statements. The Firm's policy is to recognize the cost of compensated absences when actually paid to employees.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i. Marketable Securities—The Firm reports its marketable securities as trading securities and are recorded at fair value. Fair value is determined by closing market price at March 31 which falls in the Level 1 hierarchy level as described in SFAS 157 *Fair Value Measurements.* Realized and unrealized gains and losses are recorded in current earnings.

NOTE 2: INVESTMENT SECURITIES

At March 31, 2011 and 2010, securities are stated at current market value. The resulting difference between cost and market is included in income.

NOTE 3: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At March 31, 2011 and 2010 there were receivables of $19,119 and $15,742 and payables of $25,814 and $16,011 accrued.

NOTE 4: INCOME TAX EXPENSE

The Firm with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Firm's taxable income. Therefore, no provision for incomes taxes has been included in these financial statements.

NOTE 5: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15C3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. As of March 31, 2011, net capital as defined by the rules, equaled $50,206. The ratio of aggregate indebtedness to net capital was 54.22%. Net capital in excess of the minimum required was $25,705.

NOTE 6: CONCENTRATIONS

The Firm received approximately 88% of its revenues from commissions and fees resulting from the sale of mutual funds and variable annuity investment products by registered representatives operating in the State of Indiana.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

The Board of Directors
MORRIS GROUP, INC
Indianapolis, Indiana

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
May 13, 2011

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
MORRIS GROUP, INC.
Indianapolis, IN

We have audited Morris Group, Inc's internal control over financial reporting as of March 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Morris Group, Inc's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying audit report. Our responsibility is to express an opinion on the Firm's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Morris Group, Inc., maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

(Continued)

(Continued)

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, stockholders' equity and comprehensive income, and cash flows of Morris Group, Inc, and our report dated May 13, 2011.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
May 13, 2011